Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

March 31, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on March 31, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

March 31, 2025

SCHEDULE “A”

DIGI POWER X REPORTS RECORD 2024 FINANCIAL RESULTS WITH 42% REVENUE GROWTH AND 228% EBITDA TURNAROUND

Miami, FL – March 31, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops cutting-edge data centers, is pleased to provide a summary of the Company’s audited financial results for the year ended December 31, 2024 (all amounts in U.S. dollars, unless otherwise indicated), and a 2025 year-to-date update on operations. The Company’s annual report on Form 20-F, which includes audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2024, has been filed and made accessible under the Company’s continuous disclosure profile on SEDAR+ at www.sedarplus.ca and is also available on EDGAR at www.sec.gov/edgar.

Michel Amar, Chairman and CEO of Digi Power X, commented, “2024 marked a record-setting year for Digi Power X, with revenue rising 42% year-over-year to $37.0 million, driven by exponential growth in colocation services and the strategic diversification of revenue streams beyond digital currency mining. The Company also reported a remarkable 228% improvement in EBITDA, from a loss of $6.9 million in 2023 to a gain of $8.8 million in 2024, underscoring the operational strength and scalability of our business model. Going forward, we believe our ability to pivot toward high-margin, recurring colocation revenues, while leveraging our low-cost energy access and robust infrastructure, will help position the Company to be a rising leader in energy-backed digital infrastructure.”

Amar continued, “Looking ahead, Digi Power X is expanding its capabilities through the recent formation of U.S. Data Centers, a wholly owned subsidiary focused on the development of AI-ready Tier 3 data centers. This strategic move reflects the Company’s ambition to be a leader in the buildout of advanced computing capacity across the U.S., while further monetizing its energy assets.”

Highlights for Fiscal 2024 are as follows:

●	Revenue grew by 42% year-over-year to $37.0 million as compared to $26.1 million in the prior year, as the Company continued to diversify its revenue verticals through various colocation agreements;

●	Digi Power X’s colocation vertical grew by 829% to $15.79 million (2023: $1.68 million);

●	The Company’s sale of energy vertical increased by 41% to $4.61 million (2023: $3.273 million);

●	EBITDA* improved to $8.84 million in 2024 from a loss of $6.92 million in 2023, a remarkable 228% turnaround, underscoring the strength of the business model and operational discipline;

●	Digital assets increased by 450% from the prior year to $4.53 million;

●	Property, plant, and equipment totaled $21.72 million, reflecting continued infrastructure investments including Capex spend of $3.8 million;

●	Eliminated all long-term debt, including full repayment of secured loan facilities and mortgage payables.

	Year Ended
(U.S.$ in thousands except per share data)	December 31 2024	December 31 2023
Revenue from digital currency mining	10,319	18,128
Revenue from colocation services	15,790	1,675
Revenue from sale of electricity	6,283	3,037
Revenue from sale of energy	4,611	3,272
Cost of sales	(32,712)	(20,856)
Depreciation and amortization	(15,638)	(14,923)
Gross profit (loss)	(11,347)	(9,667)
General and administrative and other expenses	(4,643)	(5,396)
Foreign exchange	5,227	(1,377)
Gain on disposition of cryptocurrencies	1,559	946
Change in FV of loan payable	(794)	(311)
Change in FV of promissory note receivable	51	51
Other Income	14	55
Change in fair value - Miner Lease Agreement	-	(268)
Share based compensation	(1,749)	(1,621)
Gain on revaluation of digital currencies	899	11
Impairment of goodwill and data miners	-	(1,364)

Operating loss	(10,870)	(17,321)
Revaluation of warrant liabilities	4,071	(4,522)
Net financial expenses	(23)	(42)
Net loss before income taxes	(6,798)	(21,885)
Deferred tax (expense) recovery	-	-
Net income (loss) for the year	(6,798)	(21,885)
Foreign currency translation adjustment	(4,905)	1,263
Revaluation of digital currency, net of tax	-	-
Total comprehensive income (loss) for the year	(11,702)	(20,622)
Basic and diluted income (loss) per share	(0.22)	(0.77)
Weighted average number of subordinate voting shares outstanding – diluted	30,704,548	28,573,101

* EBITDA – NON-IFRS MEASURE

EBITDA is a non-IFRS financial measure and should be read in conjunction with, and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and in the table below.

The following table provides a reconciliation of net income to EBITDA for the fiscal years ended December 31, 2024 and 2023.

	2024	2023
Twelve months ended December 31,	$	$
Loss before other items	(6,797,718)	(21,885,410)
Taxes and Interest	(877)	42,134
Depreciation	15,637,616	14,923,419
EBITDA	8,839,021	(6,919,857)

The Company achieved significant milestones during 2024:

●	Signed a profit-sharing agreement with a strategic partner. Under the executed agreement, the Corporation integrated 11,000 state-of-the-art S21 miners (200/TH) into its facilities, translating to approximately 44 MW of hosting;

●	The Company became the anchor subscriber to a 5 MW community solar project located in Grand Island, NY, just 15 miles from its East Delevan facility. This project will generate enough clean electricity to power more than 2,500 homes annually, and the Company’s participation directly supports the development of new renewable assets, adds clean energy to the grid, and reduces our overall electricity costs;

●	Expanded its revenue streams by entering into new colocation agreements, as approximately 72% of the Company’s 2024 revenues were for services outside of digital currency mining as compared to 31% in 2023; and

●	Repaid in full a secured loan facility and mortgage payable.

Outlook

Assuming Bitcoin prices remain at current levels or rise further, the Company expects that its revenues will continue to grow in 2025. Digi Power X anticipates bringing additional power online during 2025. The Company is actively pivoting into Tier 3 AI data centers through the creation of its U.S. Data Center subsidiary, a move expected to generate significant shareholder value through 2025 and into 2026.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that is developing cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Digi Power X Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and the Company’s Annual Report filed on www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward, including the redevelopment of its facilities to enable the Company to utilize its existing power capacity to serve the HPC and AI industries; the Company’s ability to profitably pursue its data center development strategy on a timely basis or at all; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.